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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-17975

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q
             |_| Form N-SAR

For Period Ending:             December 31, 1997
                   -----------------------------
  |_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
  |_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
  |_| Transition Report on Form 11-K

           Read the attached instruction sheet before preparing form.
                             Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________
_______________________________________________________________________________
_______________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant          REDHEADS, INC.
                        _______________________________________________________
Former name if applicable

                           MAGIC RESTAURANTS, INC.
_______________________________________________________________________________
Address of principal executive office (Street and number)

                                      50 South Buckhout Street
_______________________________________________________________________________
City, State and Zip Code       Irvington, NY 10533
                         ______________________________________________________

                         PART II. RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         See Attached Rider.
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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Victor J. DiGioia, Esq.                             (212) 599-3322
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     (Name)                                   (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no,identify report(s).                                            |_| Yes |X|No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                  |X|Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 REDHEADS, INC.
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                  (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     3/30/98                      By /s/ Charles O. Olson, Jr.
    ------------------------------      ---------------------------------
                                         Charles O. Olson, Jr.
                                         President and Chief Executive Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                      RIDER


Part III

         Inasmuch as the Company was required to complete the 1996 10-KSB as well as forms 10-QSB for each of the three quarters of 1997 during the previous week, it was also unable to complete Form 10-KSB for fiscal year 1997. The delays in the completion of the previous reports were due to the Company's recent emergence from bankruptcy protection.



Part IV-Item #2

         The Company is in the process of filing its form 10-QSB for fiscal year 1996 as well as Forms 10-QSB for each of the three quarters during such fiscal year. The delays in filing these reports were caused by the Company's recent emergence from bankruptcy protection.



Part IV-Item #3

         The Company anticipates that the revenues will be in excess of $9,000,000 in fiscal 1997. The Company will also show a $16,000,000 gain due to forgiveness of debt through the bankruptcy proceeding. Comparison with fiscal 1996 is not meaningful due to the Company's emergence from bankruptcy.